September 7, 2007

VIA EDGAR Transmission
Tim Buchmiller, Esq.
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re: Pfizer Inc.
Definitive Proxy Statement
Filed March 15, 2007
File No. 001-03699

Dear Mr. Buchmiller:

You have requested responses to the Comment Letter you recently sent Pfizer Inc. by September 21, 2007. As I indicated on the phone yesterday, due to the timing of our regularly scheduled Compensation Committee Meeting, we will not be in a position to meet that deadline. We hereby respectfully request that the deadline be extended until October 16, 2007.

If you have any questions or comments regarding the foregoing, do not hesitate to contact me at 212-733-4802

Very truly yours,

/s/ Margaret M. Foran
Margaret M. Foran